Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Black Creek Diversified Property Fund Inc.:
We consent to the use of our reports dated March 3, 2017, with respect to the consolidated balance sheets of Black Creek Diversified Property Fund Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income and loss, equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the related notes (collectively, the “consolidated financial statements”), and the related financial statement schedule, Schedule III—Real Estate and Accumulated Depreciation, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Denver, Colorado
April 16, 2018